                           PROCESS TECHNOLOGIES, INC.

                                       and

                           RADIANT ENERGY CORPORATIONS

                                 as Corporations

                                       and

                                 ROBERT D. MAIER

                                    as Maier

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                              EMPLOYMENT AGREEMENT

                                November 30, 1998

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                              EMPLOYMENT AGREEMENT

      This Employment Agreement Dated November 30, 1998 between Radiant Energy Corporations and Process Technologies, Inc. (The "Corporations" or the "Companies") and Robert D. Maier ("Maier").

      WHEREAS the Corporations and Maier are desirous of entering into an employment relationship for their mutual benefit:

      AND WHEREAS the Corporations are in the process of securing equity financing for the Corporations;

      AND WHEREAS the employment relationship between the parties will commence on the Effective Date of this Agreement;

      AND WHEREAS the Corporations and Maier have agreed that the terms and conditions of the employment relationship shall be as set out herein;

      NOW THEREFORE in consideration of the respective covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto), the parties hereto agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

1.1 Defined Terms. As used in this Agreement, the following terms have the following meanings:

      "Applicable Time Period" means: (i) the period commencing with the date of the termination of Maier's employment with the Corporations and ending immediately prior to the first anniversary of the date of such termination; plus
(ii) the period commencing on the first anniversary of Maier's termination of employment with the Corporations and ending immediately prior to the second anniversary of the date of such termination;

      "Arm's Length" has the meaning given to that term in the Income Tax Act (Canada) as now in effect;

      "Business" means the Business presently and heretofore carried on by the Corporations consisting of supply, financing and/or operations of radiant energy deicing systems(1)

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(1)   or any related application


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      "Change of Control" means either (I) the occurrence of a transaction that results in a Person acting at Arm's Length from the Corporations obtaining shares or debt carrying more that results in the execution of significant influence of the Corporations than 50% of the votes attaching to all of the then outstanding shares; or (ii) the sale of all or substantially all of the assets used in the Business to a person acting at Arm's Lengthfrom the Corporations;


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      "Customer" means any Person which in the year preceding the date of the termination of the employment of Maier with the Corporations, has been a customer of the Corporations or a solicited potential customer of the Corporations;

      "Person" includes, without limitation, an individual, Corporations, partnership, joint venture, association, trust, firm, unincorporated organization or other legal or business entity;

      "Subsidiary" has the meaning given to that term in the Statues of the State of New York as now in effect; and

      "Territory" means the present geographical area of the United States of America;

                                    ARTICLE 2
                               SCOPE OF EMPLOYMENT

2.1 Employment. The Corporations hereby agrees to employ Maier and Maier hereby accepts such employment on a full time basis in the position of Vice President of Sales. The start date of such employment is the Effective Date January 4, 1999 (the "Effective Date"). This agreement is conditional on the Corporations successfully raising new debt or equity for the Corporations. The Corporations will inform Maier no later than November 15, 1998 on its ability to satisfy this condition.

2.2 Duties and Responsibilities. The duties and responsibilities of Maier shall consist of those necessary or incidental to perform the functions of such aforesaid office of the Corporations. Maier shall be responsible for the overall direction and management of the Corporations Sales and Marketing efforts. Maier shall perform such other duties and exercise such powers as may from time to time be determined by the Board of Directors of the Corporations consistent with his position as Vice President of Sales of the Corporations.

2.3 Full and Faithful Service. Maier will devote to the business and affairs of the Corporations, all of the time and attention reasonably necessary to carry out the duties of his position, and will ensure that he is not at any time engaged in conduct which would constitute a conflict with the interests of the Corporations. During his employment with the Corporations, Maier shall not engage in any other employment or gainful occupation, undertake any other business, or become a director, officer or agent of any other Companies, firm or individual without the express written consent of the President of the Corporations, such consent not to be unreasonably withheld.

2.4 Liability Insurance. Subject to the by-laws of the Corporations and applicable law, the Corporations shall purchase and maintain directors and officers liability insurance for the benefit of Maier on the same basis and in an amount equal to that provided to the directors and officers of the Corporations from time to time.

2.5 Acknowledgment. Maier acknowledges that the effective performance of his duties requires the highest level of integrity and the Corporation's complete confidence in Maier's relationship with other employees of the Corporations and with all persons dealt with in the course of his employment. Maier shall diligently, faithfully and honestly serve the Corporations during the continuance of his employment hereunder and shall use his best efforts to promote the interests of the Corporations.


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                                    ARTICLE 3
                                    CURRENCY

3.1 All amounts are in US dollars unless otherwise noted.

                                    ARTICLE 4
                                  REMUNERATION

4.1 Salary As remuneration for his services hereunder, Maier shall be paid a base salary, subject to adjustments as hereinafter provided, (the "Base Salary") at the rate of Ninety Thousand Dollars ($90,000) per annum, which Base Salary shall be paid in arrears and in twenty-six (26) equal installments, subject to all necessary statutory deductions. Such Base Salary shall be reviewed by the Board of Directors from time to time with no obligation to effect an increase thereof.

4.2 Performance Bonus. Maier will receive performance bonuses based on the annual budget in the form of cash or stock options as determined by the Compensation Committee of the Board of Directors.

4.3 Stock Options. Maier will receive stock options based on the recommendations of the Compensation Committee as approved by the Board of Directors. A stock option equal to 50,000 options with an exercise price at $1.80 Canadian will be awarded three months after the Effective Date of employment. The terms and conditions of the Options are subject to the terms and conditions of the Employee Stock Option Plan as may be amended from time to time by the Companies.

4.4 Termination Payment on Change of Control. A cash bonus (the "Termination Payment") shall be paid to Maier within sixty (60) days after termination for any reason other than outlined in Section 5.1 (a), 5.1(b) or 5.1(c) following a Change of Control, or if termination is within three months prior to or within two years after a Change of Control of either of the Corporations and such Termination Payment to be calculated under 5.2 (a).

4.5 Benefits. Unless otherwise covered by another insured benefit program, Maier will be entitled during the course of his employment with the Corporations to participate in the employee benefit plans and programs of the Corporations which are made available to employees of the Corporations generally from time to time in accordance with the terms of such benefit plans and programs. The Corporations hereby waives any qualification periods which may exist with respect to such benefit plans and programs.

4.6 Vacation. Maier shall be entitled to three (3) calendar weeks vacation leave during each year that this Agreement is in effect at the Base Salary provided for in Section 4.1. Such vacation shall be taken at such time or times as the Corporations may determine having regard to the business and undertaking of the Corporations. In the event Maier's employment is terminated, Maier shall be entitled to pro-rated vacation pay for the portion of the year that he has been actively employed. Maier shall be paid for all vacation not taken.

4.7 Automobile. During the term of his employment with the Corporations, the Corporations shall reimburse Maier for use of his personal automobile for business purposes at a rate of $.30 per mile.


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4.8 Expenses. During the term of his employment with the Corporations, Maier shall be reimbursed for all reasonable travel and business expenses (other than automobile which are to be reimbursed in accordance with Sections 4.7), including long distance charges associated with the use of a mobile telephone, personal computer costs, business association fees, immigration legal costs and fees incurred by him in the performance of his duties hereunder, subject to such limitations as may be established by the Board of Directors of the Corporations and revised by them from time to time. As a condition to the reimbursement of such expenses, Maier shall furnish to the Corporations receipts for expenses incurred to be approved by the President, Chief Operating Officer or such Officer of the Corporation so designated by the Board of Directors.

4.9 Moving expenses. Maier will be compensated for moving expenses to the Buffalo area to a maximum of $7,500.00, provided the expenses are incurred within six months of the Effective Date of employment. Moving expenses are inclusive of costs to move furniture, real estate or closing costs, air fares, if applicable, and reasonable living expenses during the move.

4.10 Compensation for forgone bonus. The Companies agree to make a one time payment to Maier as compensation for bonuses foregone with his existing employer. The payment equal to $40,000.00 will be made by way of a forgivable loan. The loan will be forgiven after six months of employment with the Companies. At Maier's option, Maier may choose to receive all or a portion of the payment in the form of stock issued from the Treasury of Radiant Energy Corporation based on a rate per share of the then current market price, subject to applicable regulatory requirements and approvals.

                                    ARTICLE 5
                            TERMINATION OF EMPLOYMENT

5.1 Terms and Conditions. Subject to Section 9.10, this Agreement and the employment contemplated hereunder may be terminated in the following manner and in the following circumstances:

      (a) by the Corporations, at any time, for cause, in which case Maier's employment shall terminate immediately upon receipt of a written notice from the Corporations to Maier setting out the cause for termination and the Corporations shall pay to Maier his Base Salary up to the date of termination. "Cause" shall include, but not be limited to, (a) gross negligence or a willful act of misfeasance or malfeasance in respect of the duties and responsibilities assigned to Maier; (b) willful violation of Companies policy or code of conduct adopted by the Board of Directors; or (c) final judgment convicting Maier of an indictable offense under criminal statute;

      (b) by the Corporations, upon the death of Maier, in which case his employment pursuant to this Agreement shall terminate on the date of death;

      (c) by the Corporations, if Maier is unable to discharge his duties hereunder by reason of illness, disease, mental or physical disability or otherwise, for an aggregate of six (6) months in any one (1) year, whether or not consecutive, in which case his employment pursuant to this Agreement shall terminate at the end of such six (6) month period; or

      (d) by the Corporations for any reason other than in 5.1 (a) (b) or (c) and at any time upon payment to Maier of the termination payments provided for in Section 5.2.


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5.2 Termination Payments. If Maier's employment with the Corporations is terminated pursuant to Subsection 5.1 (d), the Corporations shall:

      (a) continue Maier's Base Salary and continue all benefit arrangements in effect at the date of termination for a period of two (2) years less any amounts due under Article 4.4, following Maier's termination and shall pay to Maier within thirty (30) days of termination a lump sum amount equal to the average annual Performance Bonus paid to Maier during the course of his employment, pro-rated for a period of two (2) years. If employment is terminated within one year after the Effect Date of employment and amounts are not due under Article 4.4 the Corporation shall continue Maier's Base Salary and continue all benefit arrangements in effect at the date of termination for a period of one (1) years.

5.3 Release of Claims. Upon the expiry of this Agreement upon notice being given pursuant to Subsection 5.1 (a); upon the death of Maier as referred to in Subsection 5.1 (b); upon the expiration of the period referred to in Subsection
5.1 (c); or upon the payment of the amounts referred to in Subsection 5.1 (d); as the case may be, the employment of Maier shall be wholly terminated and this Agreement shall cease to have any further effect save and except in respect of Sections 6, 7 and 8 which shall continue in full force and effect. Upon any such termination, Maier shall have no claim against the Corporations for damages, termination pay, severance pay, pay in lieu of notice of termination, statutory or otherwise, except in respect of payment of remuneration earned, due and owing to the effective date of termination plus any amount payable under Section 5.2.

5.5 Reasonableness. The parties hereto acknowledge and agree that there are no implied rights whatsoever with respect to the termination of this Agreement and employment contemplated hereunder. The parties further acknowledge and agree that if any of the payments referred to in Section 5.2 are made, it constitutes a reasonable estimate of the damages that might be suffered by Maier for early termination of this Agreement, said amount being liquidated damages and not a penalty.

5.6 Resignation on Termination. Maier agrees that upon any termination of his employment with the Corporations, he shall immediately tender his resignation from any position he may hold as an officer or director of the Corporations or its subsidiaries.

                                    ARTICLE 6
                                 CONFIDENTIALITY

6.1 Confidential Information. Maier acknowledges that during the course of employment with the Corporations, he will be exposed to secret and confidential business information belonging to the Corporations which gives it a commercial advantage over others. Except as may be required by law, Maier agrees to not use, directly or indirectly, for his own account or for the account of any person, firm, Corporations or other entity or disclose to any person, firm, Corporations or other entity, the Corporation's proprietary information disclosed or entrusted to him or developed or generated by him in the performance of his duties hereunder, including but not limited to information relating to the Corporation's organizational structure, operations, business plans, technical projects, pricing data, business costs, research data results, inventions, trade secrets, customers lists or other work produced, developed by or for the Corporations, whether on the premises of the Corporations or elsewhere.


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6.2 Exceptions. The provisions of Section 6.1 shall not apply to any proprietary, confidential or secret information which is, at the commencement of the term of this Agreement or at some later date, publicly known under circumstances involving no breach of this Agreement.

6.3 Property and Documents. Maier acknowledges, understands and agrees that all memoranda, notes, records, charts, formulae, client lists, price lists, marketing plans, financial information and other documents made, received, held or used by Maier during the course of his employment or as a consultant to the Corporations, shall be the property of the Corporations and shall be delivered by Maier to the Corporations upon request at any time during the course of employment and upon the termination of his employment as hereinbefore provided. With respect to all confidential information and other documents of the Corporations held by Maier, Maier acknowledges that he is in a position of trust and subject to a fiduciary duty to use the information only in the interests of the Corporations and its business.

6.4 Inventions and Improvements Maier agrees to promptly disclose, fully and in confidence to the Corporations, and hereby assigns and transfers to the Corporation all of his right, title and interest (if any) in and to, all inventions, procedures. improvements, upgrades, designs, or discoveries (collectively, the "Inventions") made or conceived by Maier during the term of this Agreement either solely, or jointly with others, in the performance of the employment or with the use of the Companies' time, equipment, material, supplies, concepts, ideas, facilities or related to or suggested by trade secret information, other private or confidential matters acquired during the term of his employment, the business of the Companies, the Companies' actual or demonstrably anticipated business plans, processes or research and development; provided that any Inventions which do not relate to the business of the Companies or the Companies' actual or demonstrably anticipated business plans, processes or research and development or which do not result from any work performed by Maier for the Companies shall remain the sole and exclusive property of Maier.

                                    ARTICLE 7
                      NON-COMPETITION AND NON-SOLICITATION

7.1 Non-Competition. Maier convenants and agrees that, except on behalf of and for the benefit of the Corporations or its Subsidiaries, he shall not (without the prior written consent of the Corporations, such consent not to be unreasonably withheld), while in the employ of the Corporations and (I) where Maier is terminated by the Corporations for cause, during the Applicable Time Period or (ii) where Maier is terminated by the Corporations other than for cause, during the relevant monthly period for which Maier received termination payments pursuant to Subsection 5.2(a) or (b), either individually or in partnership or in conjunction with any Person as employee, employer, principal, agent, joint venture, partner, shareholder or other equity holder, independent contractor, licenser, licensee, franchiser, franchisee, distributor, consultant, supplier, trustee or by or through any Corporations, Companies, cooperative, partnership, trust entity with juridical personality, unincorporated association or in any other manner whatsoever:

      (a) carry on or be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavor, activity or business in all or part of the Territory which is substantially the same as or in competition with the Business;

      (b) interfere or attempt to interfere with the Business or persuade or attempt to persuade any Customer, employee or supplier of the Corporations of its Subsidiaries to discontinue or alter such Person's relationship with the Corporations or its Subsidiaries;


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      (c) directly or indirectly, canvas, solicit or attempt to solicit, accept or supply goods or services to any Customer which includes the solicitation of potential customers, except on behalf of and for the benefit of the Corporations or its Subsidiaries or except with respect to a business not the same as or similar to the Business; or

      (d) employ, offer employment to or solicit the employment or engagement of or otherwise entice away from the employment of the Corporations any individual employed by the Corporations at the date of termination of Maier's employment.

7.2 Exception. Provided that nothing construed herein shall prohibit Maier from holding for investment purposes only up to 5% of the issued publicly traded shares of the Corporations a Companies engaged in a business the same as or similar to the Business presently carried on by the Corporations.

7.3 Severability. If any convenant or provision in this Article 7 is determined to be void or unenforceable in whole or in part, it shall not be deemed to affect or impair the validity of any other covenant or provision hereof, which provisions shall remain in full force and effect.

                                    ARTICLE 8
                                 REASONABLENESS

8.1 Reasonableness. Maier agrees that all restrictions contained in Articles 6 and 7 are reasonable and valid and all defenses to the strict enforcement thereof by the Corporations are hereby waived. Maier agrees and acknowledges that the breach of the provisions of Articles 6 and 7 by him would cause irreparable harm to the Corporations which would not be adequately compensationable in damages and Maier hereby consents to an injunction being issued restraining any breach or further breach of the provisions hereof without prejudice to any other remedy the Corporations may have.

                                    ARTICLE 9
                                     GENERAL

9.1 Entire Agreement. This Agreement and the terms hereof shall constitute the entire agreement between the parties hereto with respect to all of the matters herein and the parties hereto acknowledge and agree that its execution has not been induced by, nor do either of the parties hereto rely upon or regard as material, any representations or writings whatsoever not incorporated herein and made a part hereof. This Agreement shall not be amended, altered or qualified except by an agreement in writing signed by both of the parties hereto. This Agreement supersedes any prior agreements which are hereby canceled and supersedes all previous understandings, negotiations, and representations with respect hereto, whether oral or written.


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9.2 Notice. Any notice to be given hereunder shall be given in writing and shall be deemed to have been duly given if delivered by hand or mailed by first-class mail, postage prepaid and addressed to the recipient as follows:

      (a) To the Corporations:

            o     40 Centre Drive,
                  Orchard Park, NY
                  14127

      (b) To Maier:

            o     581 Bowsprit Lane
                  Longboat Key, FL 34228

Any such notice, if mailed, shall be deemed to have been received on the fifth business day next following the date of mailing and, if delivered, on the date of delivery. Either party may, by notice given in accordance with the foregoing, change his or its address for the purposes of this Agreement. In the event of a postal strike in progress, notice shall be given only by delivery by hand in accordance with this Section 9. In the event of a postal strike occurring within 5 business days after the giving of notice by mail as hereinbefore set out, such notice shall be deemed ineffective and thereafter, during the continuance of the postal strike, notice shall be effective only if delivered by hand.

9.3 Further Assurances. The parties hereto and each of them hereby consents and agrees to do such things, attend such meetings and to execute such further documents and assurances as may be deemed necessary or advisable from time to time in order to carry out the terms and conditions of this Agreement in accordance with its true intent.

9.4 Waivers. No waiver of any breach of default of any of the provisions hereof shall be effective unless in writing and signed by the party to be charged with such waiver. No waiver shall be deemed a continuing waiver or waiver in respect of any subsequent breach of default, either of a similar or different nature, unless expressly so stated in writing.

9.5 Severability. If any provision of this Agreement is determined to be illegal or unenforceable, in whole or in part, such illegal or unenforceable provision or part thereof, shall be severable from this Agreement and shall not affect the remaining provisions hereof.

9.6 Headings. The insertion of headings and the division of this Agreement into Sections and Subsections is for convenience of reference only and shall not affect the interpretation hereof.

9.7 Assignment. This Agreement may not be assigned by Maier without the prior written consent of the Corporations, which consent may be withheld for any reason.

9.8 Ennourement. This Agreement shall endure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.


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9.9 Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of New York and the federal laws of the United States of America applicable therein. Any litigation or arbitration to resolve any dispute concerning this agreement shall take place within Erie County, New York.

9.10 Survival. The provisions of Articles 6, 7 and 8 shall survive the termination of this Agreement.

9.11 Independent Legal Advice. Maier hereby represents and warrants to the Corporations that he had the opportunity to seek and was not prevented nor discouraged by the Corporations from seeking independent legal advice prior to the execution of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure and agrees that his failure to obtain independent legal advice shall not be used by him as a defense to the enforcement of his obligations under this Agreement.

      IN WITNESS WHEREOF the parties have caused this Agreement to be executed with effect as of the date first above written.

                                        RADIANT ENERGY CORPORATIONS

                                        Per: ___________________________________

                                        Per: ___________________________________


                                        PROCESS TECHNOLOGIES, INC.

                                        Per: ___________________________________

                                        Per: ___________________________________

SIGNED, SEALED AND DELIVERED       )
IN THE PRESENCE OF:                )
                                   )
                                   )
                                   )
                                   )
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WITNESS                                 Robert D. Maier